

TSX Venture: RCT
OTCBB: RCTFF
Frankfurt: R5I

Suite 1305-1090 W. Georgia St., Vancouver, BC, V6C-2Z4 ♦ Phone: 604.685.9316♦ Fax: 604.683.1585

NEWS RELEASE **JUNE 10, 2008**

ROCHESTER DISCOVERS RICHEST VEIN TO DATE AT FLORIDA NW, MINA REAL PROJECT

Vancouver, Canada - Rochester Resources Ltd. (TSXV: RCT; OTCBB: RCTFF and FSE: R5I) is pleased to announce the discovery of four new veins on the Florida NW portion of the Mina Real Project in Nayarit, Mexico. The most significant new vein, La Vibora, trends perpendicular to the Florida 4 vein system with a reported true width on Trench 2 of 1.9 metres grading 35.26 g/t Au and 297.63 g/t Ag including 0.70 metres grading 93.1 g/t gold and 500 g/t silver.

Results from the other trenches include:

- Trench 1: 2.5m grading 18.52 g/t Au and 170 g/t Ag
- Trench 3: 1.9m grading 4.23 g/t Au and 122.16 g/t Ag
- Trench 4: 1.8m grading 6.78 g/t Au and 104.22 g/t Ag

The La Vibora Vein has been traced on surface for 200 metres; further delineation of its length has been limited due to substantial volcanic ash cover. A series of four trenches have been completed to date, with all encountering strong mineralization. The four trenches have an average vein width of 2.08 m and grades averaging 16.5 g/t gold and 174 g/t silver. (see figure 1, 2 and table 1)

La Vibora is in a topographic location conducive for development of multiple drifts at different levels due to the surface exposure of the vein being located along steep terrain. This will assist the mine development plans for the scheduled 50% upgrade in mill production this summer.

Additionally, three other veins have been discovered and of significance is the Vuiruco Vein, a vein parallel to La Vibora and perpendicular with Florida 4, where the width of the vein intersected is reported at 5.9 metres. The average width at the Florida Mine is 1.3 metres. Additional follow up to these results is ongoing.

While the initial development at Florida NW was delayed due to finalizing of surface access agreements the work is now progressing at a rapid rate with positive results from the ongoing work programs. Exploration started in this area less than three months ago; since then, 13 new vein systems have already been discovered with most being mineralized. This has added substantially to the potential of the Mina Real project; exploration is ongoing and the company expects to expand further on this recent success.

Dr. Parra states "The number of new veins discovered in the past three months at Florida NW is substantial and in line with our expectations of the overall potential for the area. We are very pleased with these recent discoveries.

Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

ON BEHALF OF THE BOARD

"Dr. Alfredo Parra"

Dr. Alfredo Parra, President and CEO

Investor information contact:

Empire Communications Inc.
Tel: 1-866-841-0068
Email: info@rochesterresources.com
Website: www.rochesterresources.com

About Rochester Resources Ltd.:

Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution

We have identified 45 vein structures on our two Projects (Mina Real and Santa Fe) and recently embarked on an aggressive follow-up exploration program including a 7000m drill program and a 2000m drift development program that will determine the next steps for mine development and production levels. Little follow-up work has been completed to date on the vein structures identified across both Projects.

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.

Forward Looking Statements

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

TABLE 1:

Sample	Location	Width (m)	SGS Au g/t	SGS Ag g/t
29372	Trench 1	0.70	4.44	95
29373	"	0.80	17.00	155
29374	"	0.65	46.90	332
29375	"	0.60	6.24	102
29376	"	0.60	1.39	75
29377	"	0.90	0.13	74
Average		2.75	18.52	170.00
29314	Trench 2	0.55	2.66	81
29315	"	0.70	93.1	500
29316	"	0.65	0.551	263
29317	"	0.90	0.182	104
Average		1.90	35.26	297.63
29378	Trench 3	1.20	0.09	166
29379	"	0.80	0.33	59
29380	"	0.70	0.33	78
29381	"	0.55	1.42	72
29382	"	1.00	5.46	170
29383	"	0.90	2.87	69
Average		1.90	4.23	122.16
29384	Trench 4	1.30	0.25	76
29385	"	1.10	1.30	105
29386	"	0.70	15.40	103
29387	"	0.90	0.12	68
29388	"	1.10	0.17	54
29389	"	0.90	0.08	56
29390	"	0.90	0.09	32
Average		1.80	6.78	104.22

FIGURE 1



Florida NW
4
5
2
3
1
Level 1100
1 Florida IV
2 La Vibora
3 Vuiruco
4 Gutierrez
5 Nueva
Level 1100, 2000 m long.
Crosscut each 200.0 m for DDH holes

FIGURE 2



L 1
L 2
L 3
L 4
La Vibora Vein
Florida NW
Florida IV